[BG FINANCIAL GROUP, INC. LETTERHEAD]

February 14, 2006

Ms. Lisa Haynes
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
Via Fax 202 772 9208

Re:  BG Financial Group, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2005
    Your File No. 000-50771

Dear Ms. Haynes:

Enclosed are the following documents which are being submitted in response to your correspondence of January 25, 2006:

1.    Proposed Footnotes #1 and #5 to our December 31, 2005 Financial Statements:
        "Allowance for Loan Losses"

2.    Draft of the MD & A disclosure pertaining to "Benefit from / Provision for Loan  Losses" as of December 31, 2005.

Please understand that the footnotes are unaudited and the MD& A has not received final approval from our independent auditor. They are being forward to you in draft form to conform to the response time requested in your letter.

Please contact the undersigned if you have any questions or require any additional information.

Sincerely,

/s/ J. Rorbert Grubbs

J. Robert Grubbs
President and Chief Executive Officer

Enclosure